

Alex Katz (b. 1927)

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After reviewing over 200 other examples, Masterworks privately acquired the Painting which is fresh to market after remaining in the hands of the same family since it was first sold by Pace Gallery almost 15 years ago.

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Initial Offering Price

$1,388,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

17.7%

Sharpe Ratio (1989-2021)	watch video
Alex Katz	▲0.53
All Art	0.28
S&P 500	0.56

61% Progress

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WHY WE LIKE THIS PAINTING

- At 95 years old, Alex Katz is one of the most influential American figurative painters living today. His works continue to be widely celebrated in his late career and a major retrospective exhibition titled "Alex Katz: Gathering" recently opened at the Solomon R. Guggenheim Museum in New York City on October 21, 2022.
- Our acquisitions team has reviewed almost 200 examples of work by Alex Katz from around the world, some of which are priced in excess of $1 million. Of these 200 works, this is the fifth one we have selected to be offered on the Masterworks platform.
- Executed in 1976, the Painting is an early work by Katz that depicts a single standing female figure who addresses the viewer and a white horse, whose head and neck jut into the foreground. The closely cropped composition – a signature component of Katz's practice, alongside the Painting's impressive scale, imbues it with a cinematic quality.
- Four of the artist's top five auction records have been paintings from the 1970s.
- As of December 29, 2022, the artist's top ten auction records have all been set in the last three years and are led by the *Blue Umbrella I* (1972), which sold for $4,151,368 in October 2019, followed by *The Red Band* (1978) which sold for $3,166,000 in October 2020 and *East Interior* (1979), which sold for $2,530,500 in May 2022.
- Figurative closely-cropped portraits executed in the 1970s with compositions similar in scale to the Painting have performed well and sold in excess of $950,000, including: *Rackstraw and Pamela* (1976), which sold for $2,470,000 in May 2022 and *The Light I* (1975), which sold for $951,000 in May 2018.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$10,514,267

2021 Number of Lots Sold
221

ALEX KATZ

b. 1927, UNITED STATES

Oil on linen | 72 × 89 in. (183 × 226 cm.)

Alex Katz is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family.



$1,388,000

INITIAL OFFERING

12.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

17.7%

HISTORICAL APPRECIATION OF SIMILAR WORKS S. 2000[1]

The Painting is a large-scale characteristic example of Alex Katz's distinct visual style, uniting his interests in portraiture and landscape painting. Executed in 1976, the Painting depicts a single standing female figure who addresses the viewer and a white horse, whose head and neck jut into the foreground. The closely cropped composition – a signature component of Katz's practice, alongside the Painting's impressive scale, imbues it with a cinematic quality. The artist has frequently drawn inspiration from film and advertising throughout his nearly seven decade career. The figure's simplified features, along with the subjects' placement within an ambiguous outdoor setting, speaks to these specific influences. The close-cropping of the subject gives the Painting an immediacy and intimacy, while her vacant gaze simultaneously suggests aloofness. Art critic Donald Kuspit has commented on this dichotomy, stating that Katz's portraits "eloquently convey the tension between the determinate outer appearance and the indeterminate inner reality of someone known only from the outside...Katz's figures have an air of transient strangeness to them, suggesting the mystery of their inner existence, perhaps even to themselves." 1970s compositions similar in scale to the Painting have historically performed well at auction, and as of December 30, 2022, have sold for upwards of $2.4 million. These works include: *Rackstraw and Pamela* (1976), which sold for $2,470,000 at Sotheby's, New York, on May 19, 2022 and *The Light I* (1975), which sold for $951,000 at Sotheby's, New York, on May 17, 2018. The Painting's period, scale, and execution make it a commercial and desirable work by Alex Katz.

Alex Katz has been the subject of numerous solo exhibitions of both prints and painted portraits at notable institutions such as the Brooklyn Museum of Art and the Metropolitan Museum of Art in New York City, as well as the National Portrait Gallery in Washington, D.C. In 1986, the Whitney Museum of American Art in New York City curated a mid-career retrospective of Katz's work, which featured *Blue Umbrella II* (1972). Katz's works continue to be widely celebrated in his late career and a major retrospective exhibition titled "Alex Katz: Gathering" opened at the Solomon R. Guggenheim Museum in New York City on October 21, 2022. His work is also featured in the permanent collections of the Museum of Modern Art in New York, The Art Institute of Chicago, the Hirshhorn Museum and Sculpture Garden at the Smithsonian Institution and the National Gallery of Art in Washington, D.C., as well as in numerous international collections, such as the Tate Gallery and the Saatchi Collection in London, among others.

AS OF DECEMBER 30, 2022, THE ARTIST'S TOP TEN AUCTION RECORDS HAVE ALL BEEN SET IN THE LAST THREE YEARS AND ARE LED BY THE AFOREMENTIONED SALE OF *BLUE UMBRELLA I* (1972), FOLLOWED BY *THE RED BAND* (1978) WHICH SOLD FOR $3,166,000 AT SOTHEBY'S, NEW YORK, ON OCTOBER 28, 2020, AND *EAST INTERIOR* (1979), WHICH SOLD FOR $2,530,500 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
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1984
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2022

Alex Katz (b. 1927, Brooklyn, NY) is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family. At eighteen, Katz joined the Navy in order to avoid being drafted into World War II, which by 1945, was coming to an end. His service concluded a year later and he was accepted into the fully funded tuition program for art and architecture at The Cooper Union in Manhattan. In the summer of 1949, Katz was introduced to plein air painting at the Skowhegan School of Painting and Sculpture in Maine, a method of painting outdoors, where he painted directly from his life for the first time. The flattened portraiture style for which Katz is best known, began to emerge around 1957, when he met Ada, his second wife and lifelong muse. Katz's style further developed throughout the 1960s into the artist's unique sense of figuration, which took a nod from the visual language of billboard ads, film, and television. Katz often cropped portraits in unexpected ways, repeated figures, and painted in flat shapes and broad strokes on a large scale.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Alex Katz with the following criteria: paintings on canvas created between 1970 and 1979 which depict closely cropped, half or bust length, single female subjects with fully visible faces, which measure between 30 inches by 30 inches to 100 inches by 100 inches. The set of similar works includes one painting currently held in the Masterworks portfolio, acquired by Masterworks 005, LLC, an affiliate of the Company, at Christie's, New York, Post-War and Contemporary Art Afternoon Session, held on November 13, 2019. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% was applied to "Fox No. (1963), which sold on October 29, 2009 and "Beige Ada" (1974), which sold on October 8, 2007. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 12.4% CAGR implied from selected sales occurring from May 3, 1985 to May 19, 2022. The realized prices comprised by this set of transactions have increased at an estimated 17.7% CAGR implied from selected sales occurring from January 1, 2000 to May 19, 2022.

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